January 20, 2006


Via EDGAR, Facsimile and Federal Express
----------------------------------------

U.S. Securities and Exchange Commission
Attn: Donald C. Hunt, Esq., Attorney Advisor
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306
Tel: (202) 551-3647

Re: SpatiaLight, Inc. (the "Company"), Post Effective Amendments No. 4 to Registration Statements on Form S-3 filed January 20, 2006 (File No. 333-122391, the "Financing Registration Statement") (File No. 333-122392, the "Shelf Registration Statement") (the "Post-Effective Amendments No. 4"), and Documents Incorporated by Reference Therein

Ladies and Gentlemen:

We submit this letter to the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") in response to its comments, dated January 11, 2006 (the "Comment Letter"), with respect to the Company's Post Effective Amendments, dated December 28, 2005, to the Financing Registration Statement and the Shelf Registration Statement (collectively, the "Registration Statements"). For the Staff's convenience, the responses set forth below are numbered to correspond to the comments in the Commission Letter and we have also set forth such comments for the convenience of the Staff.

Post-Effective Amendments to Forms S-3 (File Nos. 333-122391 and 333-122392)
----------------------------------------------------------------------------

1. The disclosure mentioned in Regulation S-K Item 501(b)(10) is inappropriate for post-effective amendments. Please revise your filings accordingly.

We have revised this aspect of our filings in the Post-Effective Amendments
No. 4.

2. We note your response to comment 2. Given the risk that a court might disagree with your conclusions, it is unclear why you should not alert investors to the risk and the potential dollar amount of claims.

We have inserted an additional risk factor, "We may be subject to lawsuits relating to..." into the Post-Effective Amendments No. 4 in response to this comment of the Staff and our conversations with the Staff with respect to the foregoing.

               Five Hamilton Landing, Suite 100 o Novato, CA 94949
                         415 883-1693 o Fax 415 883-3363
                               www.spatialight.com

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January 20, 2006
Page 2


Part II
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3.    Please include all Items required by Form S-3, including Items 14 and 15.

We have included Items 14 and 15 in the Post-Effective Amendments No. 4 and we believe that the Post-Effective Amendments No. 4 include all items required by Form S-3.

Exhibits
--------

4. Please tell us where you have filed the documents governing the agreements mentioned in your Form 8-K filed December 19, 2005.

The documents governing the agreements referenced in our Form 8-K filed with the Commission on December 19, 2005 (the "December 19 Form 8-K") were filed as exhibits to our Current Reports on Form 8-K filed the Commission on December 6 and December 22, 2004, respectively. We note to the staff that such information was included in the second paragraph under the heading "Description of the Senior Secured Convertible Notes" in the December 19 Form 8-K and that such documents were incorporated therein by reference.

We also note that we have reviewed and revised certain of the dates included in the "Documents Incorporated by Reference" section of the Post-Effective Amendments No. 4 based upon a conversation that we were advised of between our legal counsel at Bryan Cave LLP and the Staff.

We respectfully request that the Staff contact us as soon as practicable with respect to the matters referred to herein.

The management of the Company appreciates the continuing cooperation and courtesy of the Staff with respect to these matters.

Sincerely,

/s/ Robert A. Olins
-------------------
Robert A. Olins
Chief Executive Officer

cc:   Russell Mancuso, Branch Chief, SEC
      Melvin Katz, Esq., Bryan Cave LLP
      Eric Rieder, Esq., Bryan Cave LLP
      David Hakala, SpatiaLight, Inc.
      Andrew Fabian, SpatiaLight, Inc.
      Paul Ainslie, Odenberg, Ullakko, Muranishi & Co., LLP



               Five Hamilton Landing, Suite 100 o Novato, CA 94949
                         415 883-1693 o Fax 415 883-3363
                               www.spatialight.com